EXHIBIT 99.1

Re: Appointment of new Director

Ramat Gan, Israel - February 18, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM) announced today that the Board of Directors of the Company has accepted the recommendation of the Board of Directors of Internet Gold - Golden Lines Ltd. for the appointment of a new Board member, Ms. Sharon Avidar.

The Board of Directors of the Company considered Ms. Avidar’s experience and qualifications, including a review of her signed declaration, and determined that her appointment will be in the best interest of the Company.

The Company’s Compensation Committee and the Board of Directors approved Ms. Avidar’s compensation terms, which will be the “Fixed Amount” according to the Companies Regulations (Rules regarding Compensation and Expenses of an External Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000. As a new director, Ms. Avidar will be entitled to be included in the professional liability insurance policy for the Company’s directors and officers and to receive the Company’s current indemnification and exculpation letter given to all current directors and officers. The compensation approval is in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

The Company’s Board determined that the compensation to be paid to Ms. Avidar is identical to the compensation paid to the Company’s other directors, including its external directors, and does not exceed the maximum amount prescribed in the Compensation Regulations; the terms of the compensation are consistent with the provisions of the Company’s compensation policy, as approved by the Company’s shareholders; the compensation is fair and reasonable considering the effort required by a director fulfilling his or her duties, and in light of the extent of the director’s expected future involvement in the Company and the responsibility involved in this position in a corporation of the size of the Company.

Sharon Avidar (38) has over 12 years of experience in the Israeli capital market, specializing in passive investment and expertise in leading teams trading various financial instruments and assets. Between the years of 2013-2017 Ms. Avidar served as a director of Meitav Dash Mutual Funds Ltd. Ms. Avidar is an experienced product developer and served as the Head of Product Development in Tachlit Indices. Ms. Avidar also served as the Manager of Tachlit Tracking Funds - Meitav Dash exchange - traded tracking mutual funds with AUM of over three (3) billion NIS.